Nauticus Robotics, Inc.

17146 Feathercraft Lane, Suite 450

Webster, TX 77598

August 7, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Nauticus Robotics, Inc. Registration Statement on Form S-1 (File No. 333-273752) filed on August 7, 2023

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-273752) filed by Nauticus Robotics, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on August 7, 2023 (the “Registration Statement”).

To provide the staff of the Division of Corporation Finance of the Commission sufficient time to perform its customary screening and review of registration statements prior to their effectiveness, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please contact the undersigned at (281) 942-9069 or Michael J. Blankenship of Winston & Strawn LLP, securities counsel to the Company, at (713) 651-2678.

Yours sincerely,

/s/ M. Dilshad Kasmani
M. Dilshad Kasmani
Chief Legal and Administrative Officer
Nauticus Robotics, Inc.

cc:	Michael J. Blankenship, Esq.
Winston & Strawn LLP